SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                            (Name of Subject Company)

                       Urban Improvement Fund Limited-1973

                        A California limited partnership

                              at $400 Net Per Unit

                                       by

               Equity Resource Lexington Fund Limited Partnership,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

================================================================================

     Transaction Valuation*                           Amount of Filing Fee
            $472,000                                         $94.40
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*    For purposes of calculating the filing fee only. This calculation assumes the purchase of 1,180 Units at a purchase price of $400 per Unit in the Partnership.

[X]  Check box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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     Amount Previously Paid:    $94.40          Filing Party:  Equity Resource
                                                               Lexington Fund LP

     Form of Registration No.:  Schedule TO/T   Date Filed:    June 6, 2002
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================================================================================

                                 AMENDMENT NO. 1

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on April 30, 2002 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (collectively the "Purchaser") to purchase 1,180 units (the "Units") of limited partnership interests in Urban Improvement Fund Limited-1973, a California limited partnership (the "Partnership"), at $400 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after June 6, 2002 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits
(a)(l) and (a)(3) (which are herein collectively referred to as the "Offer"). The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

         ITEM 3 and 4

         Items 3 and 4 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

         Item 3--Identity and Background of the Filing Person

         Schedule 1 is amended as follows:

         "The business address for each of the funds controlled by Mr. Dagbjartsson is 44 Brattle Street Cambridge, MA 02446"

         Item 4--Terms of the Transaction

         The Offer

         The first paragraph of Section 5--"Extension of the Tender Period; Termination; Amendment" is amended in its entirety to read as follows:

         "The Purchaser expressly reserves the right, in its sole discretion, at any time: to extend, for a specific period of time, the Offer's expiration date; and to amend the Offer in any respect (including, without limitation, by increasing or decreasing the Offer Price). In previous offers for units in this and other partnerships, the Purchaser has chosen to extend the offer period for 10 to 20 business days. The Purchaser may chose, in its sole discretion, to extend the Offer in the same manner, but does not plan to extend the Offer beyond 20 business days."

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      June 21, 2002   Equity Resource Lexington Fund Limited Partnership,
                                    a Massachusetts limited partnership

                                    By:  /s/  Eggert Dagbjartsson
                                       -----------------------------------------
                                              Eggert Dagbjartsson
                                              General Partner

                                    Equity Resources Group, Inc.
                                    A Massachusetts Corporation

                                    By:  /s/  Eggert Dagbjartsson
                                       -----------------------------------------
                                              Eggert Dagbjartsson
                                              Executive Vice President

                                    Eggert Dagbjartsson

                                    By:  /s/  Eggert Dagbjartsson
                                       -----------------------------------------
                                              Eggert Dagbjartsson

                                  EXHIBIT INDEX

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                                                                   Sequential
Exhibit No.                           Description                 Page Number
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(a)(1) -           Offer to Purchase, dated June 6, 2002*             4-28
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(a)(2) -           Transmittal letter, dated June 6, 2002*             29
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(a)(3) -           Agreement of Sale*                                30-33
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(a)(4)             Summary Advertisement*                              34
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(b) -              Not applicable.
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(c) -              Not applicable.
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(d) -              Not applicable.
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(e) -              Not applicable.
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(f) -              Not applicable.
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(g)                Not applicable
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(h)                Not applicable.
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* Previously Filed